Exhibit 2.3

COMMON DRAFT TERMS OF THE CROSS-BORDER MERGER

BETWEEN

FIAT CHRYSLER AUTOMOBILES N.V.	&	PEUGEOT S.A.

October 27, 2020

TABLE OF CONTENTS

Part 1	English language Merger Proposal

Part 2	French language Merger Proposal [omitted]

Part 3	Dutch language Merger Proposal [omitted]

Part 4	Schedules [omitted]

Part 1

COMMON DRAFT TERMS OF THE CROSS-BORDER MERGER
(the "Merger Proposal")

THE UNDERSIGNED:

1.    a.    John Elkann;
    b.    Michael Manley;
    c.    Richard K. Palmer;
    d.    John Abbott
    e.    Andrea Agnelli;
    f.    Tiberto Brandolini d'Adda;
    g.    Glenn Earle;
    h.    Valerie A. Mars;
    i.    Ronald L. Thompson;
    j.    Michelangelo A. Volpi;
    k.    Patience Wheatcroft; and
    l.    Ermenegildo Zegna,

together constituting the entire board of directors of Fiat Chrysler Automobiles N.V., a public limited liability company (naamloze vennootschap), incorporated under the laws of the Netherlands, with corporate seat in Amsterdam, the Netherlands, and address at 25 St. James's Street, SW1A 1HA, London, United Kingdom, registered with the Dutch trade register under number: 60372958 (''FCA'');

and

2.    Carlos Tavares,

Chairman of the managing board of Peugeot S.A., a joint stock company (sociéte anonyme), incorporated under the laws of France, with registered office at Centre Technique de Vélizy, Route de Gisy, 78140 Vélizy-Villacoublay, France and registered with the Registry of Commerce and Companies of Versailles, France, under number 552 100 554 (''PSA'').

FCA and PSA together the "Merging Companies" and each a "Merging Company".

WHEREAS:

Business combination

(A)On December 17, 2019, FCA and PSA entered into a combination agreement, which was subsequently amended on September 14, 2020 (as amended, the "Combination Agreement"), to effect a strategic combination of their businesses (the "Combination"). It is intended that the Combination will be achieved by means of a cross-border legal merger pursuant to the provisions of the Directive 2017/1132/EU of the

European Parliament and of the Council of 14 June 2017 relating to certain aspects of company Law transposed into Dutch Law in Part 7, Sections 2, 3 and 3A of Book 2 DCC and into French Law under articles L. 236-25 et seq. and R. 236-13 et seq. of the FCC.
(B)In accordance with this Merger Proposal, as at the Effective Time (i) PSA will be merged with and into FCA and will cease to exist as a stand-alone entity, while (ii) by operation of Law, FCA, as the surviving entity, will acquire all assets and assume all liabilities, rights, obligations and other legal relationships of PSA.
(C)As further explained in the report to be prepared by the PSA Managing Board pursuant to article L. 236-27 FCC and the report to be prepared by the FCA Board of Directors pursuant to Article 2:313 and 2:327 DCC, as a result of the Combination Agreement, and subject to the requisite shareholder approvals and other conditions precedent referred to in this Merger Proposal, PSA shareholders will receive 1.742 FCA Common Shares for each PSA Ordinary Share they hold immediately prior to completion of the Merger. The Exchange Ratio is fixed and will not be adjusted for changes in the market value of FCA Common Shares or PSA Ordinary Shares.
Listings
(D)FCA Common Shares are currently traded on the NYSE and the MTA. FCA will apply to list supplementally the FCA Common Shares to be allotted pursuant to the Merger on the NYSE and on MTA. FCA will also apply for admission to listing and trading of the FCA Common Shares on Euronext Paris, where the PSA Ordinary Shares are currently listed.
Considerations concerning this Merger Proposal
(E)The share capital of FCA is divided into FCA Common Shares and FCA Special Voting Shares. The share capital of PSA solely consists of PSA Ordinary Shares. All PSA Ordinary Shares have been fully paid-up. There are no shares without voting rights and no shares without dividend rights in the issued share capital of FCA and PSA, it being specified that (i) pursuant to Article 11 of the articles of association of PSA, double voting rights are attributed to all fully paid-up PSA Ordinary Shares which can be proved to have been registered in the name of the same shareholder for at least two (2) years and (ii) PSA is not entitled to vote nor to receive any dividend with respect to the PSA Ordinary Shares it holds in treasury.
(F)None of the Merging Companies has been dissolved, is in a state of bankruptcy or has applied for a suspension of payments.
(G)This Merger Proposal sets out the terms and conditions of the intended Merger, in accordance with Article 2:312 in conjunction with Articles 2:326 and 2:333d DCC and Articles L. 236-25 et seq., L. 236-6 and R. 236-14 FCC.
Availability of relevant materials
(H)The Merger Proposal will be filed with (i) the Dutch Trade Register together with the relevant documentation as required under Dutch Law and (ii) the Clerk of the Commercial Court of Versailles together with the relevant documentation as required under French Law. In addition, this Merger Proposal, together with such documents as required under Dutch and French Law, will be made available (i) on FCA's and PSA's corporate websites: www.fcagroup.com and www.groupe-psa.com, respectively, (ii) for inspection at the offices of the Merging Companies by Persons eligible under Dutch and French Law and (iii) as exhibit to the Registration Statement on Form F-4 to be filed by FCA with the SEC and available on the website maintained by the SEC (www.sec.gov).

(I)An announcement of the aforementioned filings will be published in (i) a Dutch national daily newspaper, (ii) a French legal gazette empowered to publish legal notices in Yvelines, (iii) the French official bulletin of civil and commercial announcements (BODACC) and (iv) the French official bulletin of legal notices (BALO). In addition, certain relevant aspects of the Merger will be published in the (i) Dutch State Gazette, (ii) a French legal gazette empowered to publish legal notices in Yvelines, (iii) the French official bulletin of civil and commercial announcements (BODACC) and (iv) the French official bulletin of legal notices (BALO).
HEREBY MAKE THE FOLLOWING MERGER PROPOSAL:
1INTERPRETATION
1.1This Merger Proposal has been drawn up in English, French and Dutch. The content of the three language versions is identical, apart from having been prepared in three separate languages. The content of this Merger Proposal has been discussed and agreed by the Merging Companies in the English language and in case of discrepancies occurring in the explanation of the text due to the translation, the English version of this Merger Proposal will prevail.
1.2Any capitalized term, including those used in the preamble of this Merger Proposal, has the meaning as defined in Clause 32.

1.3Unless the context requires otherwise, a reference in this Merger Proposal to a Clause or Schedule is to the relevant Clause of or Schedule to this Merger Proposal. Schedules 1, 7, 8 and 9 to this Merger Proposal form an integral part of this Merger Proposal and shall have the same force and effect as if expressly set out in the body of this Merger Proposal. The other Schedules are attached for information purposes.

1.4Headings to Clauses or Schedules are for convenience only and do not affect the interpretation of this Merger Proposal.

2MERGER
2.1Subject to the terms and conditions of this Merger Proposal, FCA shall merge with PSA pursuant to Part 7, Sections 2, 3 and 3A of Book 2 DCC and Sections 1, 2 and 4, of Chapter VI, Title III, Book II of the legislative part (partie législative) of the FCC, and Sections 1 and 2 of Chapter VI, Title III, Book II of the regulatory part (partie réglementaire) of the FCC, whereby FCA shall acquire all assets and liabilities and legal relationships of PSA by universal succession of title and PSA shall cease to exist as a stand-alone entity (the "Merger").
2.2The Merger will be effective at 00:00 a.m. Central European Time at the beginning of the first day after the day of the Closing (the "Effective Time").
2.3Between the Merging Companies it is furthermore agreed that, at the Effective Time, the Merger will enter into effect retroactively as from the first day of the calendar year during which the Effective Time occurs (the "Retroactive Effective Date"). As a result, (i) FCA will be deemed to have had the use of all the assets of PSA as from the Retroactive Effective Date, (ii) all transactions of PSA as from the Retroactive Effective Date will be treated as being those of FCA and (iii) all of the profits and losses derived from such transactions for the period starting as from the Retroactive Effective Date will be deemed realized by FCA.
2.4At the Effective Time, all assets and liabilities that are held by PSA (including, without limitation, all shareholdings held by PSA in its Subsidiaries), will be allocated to the French permanent establishment of FCA registered in France on December 11, 2019 (the "FCA French PE") with effect as of the Retroactive Effective Date. The FCA French PE will continue to carry out, without interruption, the activities that were carried out by PSA prior to the Effective Time, without prejudice to the attributions and decision-making power vested in the head office of FCA. The Merger will not result in any asset or liability being transferred out of the existing Italian permanent establishment of FCA in Turin, Italy (the “FCA Italian PE”), which will continue to carry out, without interruption, the activities that were carried out by the FCA Italian PE prior to the Effective Time.
3INFORMATION ON THE MERGING COMPANIES
3.1The form, legal name, corporate seat and fiscal year of FCA are as follows:
(a)Form: public limited liability company (naamloze vennootschap) incorporated under and governed by the Laws of the Netherlands.
(b)Legal name: Fiat Chrysler Automobiles N.V.
(c)Corporate seat: Amsterdam, the Netherlands.
(d)Fiscal year: starts on January 1 and ends on December 31 each year.
3.2The form, legal name, registered office and fiscal year of PSA are as follows:
(a)Form: joint stock company (sociéte anonyme) incorporated under and governed by the Laws of France.
(b)Legal name: Peugeot S.A.
(c)Registered office: Centre Technique de Vélizy, Route de Gisy, 78140 Vélizy-Villacoublay, France.
(d)Fiscal year: starts on January 1 and ends on December 31 each year.
4REASONS AND PURPOSE OF THE MERGER
4.1FCA and PSA announced on December 18, 2019 their intention to build a new world leader in the automotive sector that would have the leadership, resources and scale to be at the forefront of a new era of sustainable mobility.
4.2The Merging Companies have the following reasons to merge:
(a)the Merger will create an industry leader with the management, capabilities, resources and scale to successfully capitalize on the opportunities presented by the new era in sustainable mobility. Following the Merger, the Combined Group is expected to be the fourth largest global automotive OEM by volume based on 2019 results. The Combined Group will have a balanced and profitable global presence with a highly complementary and iconic brand portfolio;
(b)the Combined Group will be able to offer an expanded range of models and brands as well as services to better meet customers’ changing needs, with a portfolio of vehicles that will cover all key vehicle segments, from luxury, premium, and mainstream passenger cars to SUVs, trucks and light commercial vehicles;

(c)the Merger will add scale and substantial geographic balance in addition to product diversity, as well as accelerating PSA’s entry into significant markets such as North America. FCA’s strength in North America and Latin America and PSA’s solid position in Europe will result in a much greater geographic balance for the Combined Group compared to each of FCA and PSA, with approximately 46 percent of revenues derived from Europe, Middle East and Africa and Eurasia and approximately 44 percent from North America, based on combined 2019 revenues, excluding Faurecia S.E. The Merger will also create opportunities for the Combined Group to reshape the strategy in other geographic regions, including China;
(d)with an already strong global R&D footprint, comprised of 51 centers and approximately 33,000 dedicated employees in the aggregate as of December 31, 2019, excluding Faurecia S.E., the Combined Group will have a robust platform to foster innovation and further drive development of transformational capabilities in new energy vehicles, sustainable mobility, autonomous driving and connectivity, allowing it to effectively compete with other automakers in these emerging trends in the automotive industry. The Combined Group will be able to leverage on the best among a broad set of platforms, powertrains and vehicles and to converge new vehicle launches on the most efficient technology. Compared to the Merging Companies separately, the Combined Group will have the capacity to accelerate the deployment of electrification technologies and to improve the ability to identify CO2 abating technologies preferred by customers. The Combined Group would be able to deploy these technologies across its broad range of brands in a shorter timeframe and react more quickly to changes in regulation and customer preferences;
(e)the Merging Companies expect synergies to be achieved in the following four areas: (i) technology, platforms and products: the sharing and convergence of PSA’s and FCA’s respective platforms, products and powertrains along with the optimization of R&D investments and manufacturing processes is expected to create significant efficiencies, in particular, as investments will be amortized over the combined production of the Merging Companies; (ii) purchasing: procurement savings are expected to result from leveraging the Combined Group’s enlarged scale, leading to lower product costs and broader access to new suppliers (in particular in respect to electric or high tech components), as well as from the harmonization of platforms; (iii) selling, general and administrative expenses (SG&A): savings are expected from the integration of functions such as sales and marketing, and the optimization of costs in regions where both parties have a well-established presence (i.e., EMEA and LATAM); and (iv) all other functions: synergies are expected from the optimization of other functions, including logistics, where savings are expected from the optimization of logistics for new cars and the effect of the procurement volume increase on FCA’s and PSA’s combined expenditures, as well as supply chain, quality and after-market operations. The annual industrial synergies are expected to exceed EUR 5 billion, with approximately 80 percent of synergies to be achieved after four years from the Closing. Approximately 75 percent of synergies are expected to arise from technology, platform and product convergences and procurement savings, approximately 7 percent from SG&A, and the remaining synergies are expected from all other functions. The annual run-rate synergies are expected to exceed the costs necessary to achieve such synergies within the first year following the Closing, and the total one-time cost to achieve the synergies is estimated at EUR 4 billion; and
(f)the transaction will create a more stable and resilient group, significantly improving its ability to withstand economic downturns, which, in the automotive industry, are typically exacerbated by high cyclicality and low margins. The Merging Companies expect that the more robust combined balance sheet and financial flexibility resulting from the Combination, together with the benefit of the synergies and the improved business balance across geographies, will enhance the resilience of the Combined Group across market cycles.
5INTENDED BOARD COMPOSITION OF FCA
5.1The list below sets out the individuals who will be nominated to become members of the FCA Board of Directors, effective at the Governance Effective Time:
(a)John Elkann (executive director with the title "Chairman");
(b)Carlos Tavares (executive director with the title "Chief Executive Officer");
(c)Robert Peugeot (non-executive director with the title "Vice-Chairman");
(d)Henri de Castries (non-executive director with the title "Senior Independent Director");
(e)Andrea Agnelli (non-executive director);
(f)Fiona Clare Cicconi (non-executive director);
(g)Jacques de Saint-Exupéry (non-executive director);
(h)Nicolas Dufourcq (non-executive director);
(i)Ann Frances Godbehere (non-executive director);
(j)Wan Ling Martello (non-executive director); and
(k)Kevin Scott (non-executive director).
5.2It is envisaged, at the date of this Merger Proposal, that the FCA Board of Directors will remain unchanged until the Governance Effective Time. Accordingly, it is envisaged that at the Effective Time the FCA Board of Directors will be comprised of the same individuals as described in Schedule 1.
5.3The nomination of the individuals referred to in Clause 5.1 will be subject to the approval of the extraordinary general meeting of FCA shareholders as set forth in Clause 13.1.
5.4As contemplated in the Combination Agreement, the FCA Board of Directors, effective at the Governance Effective Time (and therefore comprised of the individuals mentioned in Clause 5.1) will adopt, in accordance with Clause 20.3 of the articles of association as at the Governance Effective Time, the board regulations to deal with matters that concern the FCA Board of Directors internally, a draft of which is attached to this Merger Proposal in Schedule 2. The Combination Agreement further provides that the chair of the Governance Committee shall be selected from among the independent directors nominated by PSA (or his or her replacement) and the chair of the Remuneration Committee shall be selected from among the independent directors nominated by FCA (or his or her replacement).

6.TERMS OF ISSUE AND ALLOTMENT OF SHARES, CANCELLATION OF SHARES, FRACTIONAL ENTITLEMENTS AND MEASURES IN CONNECTION WITH THE SHAREHOLDING IN PSA
6.1At the Effective Time:
(a)FCA shall issue and allot for each issued and outstanding PSA Ordinary Share (excluding the Excluded PSA Shares), 1.742 FCA Common Shares (such ratio of FCA Common Shares to PSA Ordinary Shares, the "Exchange Ratio"); and
(b)all PSA Ordinary Shares shall be cancelled by operation of Law, provided that:
(i)the FCA Common Shares issued as part of the Merger and represented by the book-entry positions referred to under (ii) below, shall be issued and allotted to Cede & Co, as nominee for DTC, for inclusion in the centralized depositary and clearing systems of DTC and Euroclear France, and ultimately, directly or indirectly, on behalf and for the benefit of the former holders of PSA Ordinary Shares;
(ii)each book-entry position previously representing PSA Ordinary Shares (other than the Excluded PSA Shares, if any), which includes all PSA Ordinary Shares (other than Excluded PSA Shares, if any) held in:
(A)pure registered form (nominatif pur);
(B)administered registered form (nominatif administré); and
(C)bearer form (au porteur),
shall following the implementation of the Merger be exchanged for book-entry positions representing FCA Common Shares issued and allotted in accordance with the Exchange Ratio, it being specified that:
(A)the book-entry positions representing PSA Ordinary Shares held in pure registered form (nominatif pur) shall be exchanged for book-entry positions representing FCA Common Shares in pure registered form (nominatif pur);
(B)the book-entry positions representing PSA Ordinary Shares held in administered registered form (nominatif administré) shall be exchanged for book-entry positions representing FCA Common Shares in administered registered form (nominatif administré);
(C)at no time shall there be any conversion of book-entry positions representing PSA Ordinary Shares held (i) in pure registered form (nominatif pur) or (ii) in administered registered form (nominatif administré) into book-entry positions in bearer form (au porteur); and
(D)the book-entry positions representing FCA Common Shares in pure registered form (nominatif pur) shall be recorded by Société Générale Securities Services within Euroclear France; and
(iii)each PSA Ordinary Share held in treasury by PSA, each PSA Ordinary Share held by FCA and any other PSA Ordinary Shares referred to by Article L. 236-3(II) of the FCC

(together, the "Excluded PSA Shares"), if any, shall be cancelled by operation of Law in accordance with Article 2:325(4) DCC and no consideration shall be delivered in exchange therefor, provided further that no fractional FCA Common Shares shall be issued and allotted and any fractional entitlements in connection with the Merger will be settled as follows:
(i)with respect to fractional entitlements of the former holders of PSA Ordinary Shares held in:
(A)administered registered form (nominatif administré); or
(B)bearer form (au porteur),
each relevant authorized intermediary in the centralized depositary and clearing systems of Euroclear France shall (i) aggregate such fractional entitlements of such holders, (ii) sell the corresponding FCA Common Shares on behalf of such holders in the market for cash and subsequently (iii) distribute the net cash proceeds to such holders proportionate to each such holder’s fractional entitlements; and
(ii)with respect to fractional entitlements of former holders of PSA Ordinary Shares held in pure registered form (nominatif pur), Société Générale Securities Services shall (i) aggregate such fractional entitlements of such holders, (ii) sell the corresponding FCA Common Shares on behalf of such holders in the market for cash and subsequently (iii) distribute the net cash proceeds to such holders proportionate to each such holder’s fractional entitlements.
Without prejudice to the foregoing, each holder of PSA Ordinary Shares that benefits from a fractional entitlement to a FCA Common Share may waive any cash consideration in respect thereto.
It is noted that, in the event where the number of FCA Common Shares to be issued upon the Merger calculated in accordance with Clause 6.1(a) would not be a rounded number, the total number of issued and allotted FCA Common Shares would be rounded down to the nearest full number and any fractional entitlement would be paid in cash, such cash amount to be calculated based on the stock market quotation upon the closing of the market of the FCA Common Shares on the last trading day before the Closing Date.
The total amount of cash payments that will be made by FCA pursuant to this Section 6.1, will not exceed 10% of the aggregate nominal value of the FCA Common Shares that will be issued and allotted pursuant to the Merger.
6.2Following implementation of the Merger, any holder of FCA Common Shares registered in the name of Cede & Co, as nominee for DTC, and included in the centralized depositary and clearing systems of DTC and Euroclear France is entitled to request, through its intermediary for such FCA Common Shares, to be registered in its own name in FCA's shareholders’ register, provided that such FCA Common Shares shall no longer be included in the centralized depositary and clearing systems of DTC and Euroclear France and may no longer be traded on Euronext Paris.
6.3No FCA Common Shares will be cancelled in accordance with Article 2:325(3) DCC.
6.4Neither FCA nor PSA has shares without voting rights or shares without dividend rights (it being noted that PSA is not entitled to vote nor to receive any dividend with respect to the PSA Ordinary Shares it holds in treasury), and therefore Article 2:326 paragraphs (d) through (f) DCC do not apply.
7THE FINANCIAL STATEMENTS USED FOR THE DETERMINATION OF THE MERGER CONDITIONS AND INFORMATION ON THE VALUATION OF THE ASSETS AND LIABILITIES TO BE TRANSFERRED
7.1The terms and conditions of the Merger have been based on such factors as further described in the Reports of the Boards (see Clause 25). To the extent accounts, amongst other factors, were used to establish the terms and conditions of the Merger, such accounts were the following:
(a)for PSA, the individual statutory accounts prepared under French generally accepted accounting principles ("French GAAP") as at December 31, 2019 as set out in Schedule 3 (the "2019 PSA Statutory Accounts") and the consolidated accounts prepared in accordance with IFRS as at June 30, 2020 as set out in Schedule 4;
(b)for FCA, the consolidated accounts as at December 31, 2019 as set out in Schedule 5 and the interim consolidated accounts as at June 30, 2020 as set out in Schedule 6, each prepared in accordance with IFRS.
7.2For the purposes of FCA’s statutory accounts, prepared for Dutch accounting purposes (the “Dutch Statutory Accounts”) the Merger will be accounted for as a reverse acquisition in accordance with the recognition and measurement criteria applied in FCA’s consolidated accounts, i.e. in accordance with IFRS 3, Business Combinations (“IFRS 3”) with PSA being the accounting acquirer.
7.3For the purposes of the Dutch Statutory Accounts:
(a)FCA shall record as of the Retroactive Effective Date the acquired PSA’s assets and liabilities at their historical carrying values in the PSA statutory accounts as at December 31, 2020, prepared in accordance with Part 9 of Book 2 DCC with application of IFRS accounting principles ("Combination 3") and approved by the FCA Board of Directors after the Effective Time; and
(b)FCA’s assets and liabilities shall be recorded, at the Effective Time, at their respective fair values as applied under Combination 3.
8FINANCIAL INFORMATION
8.1In respect of the Dutch Statutory Accounts, the financial information of PSA will be accounted for in the Dutch Statutory Accounts as from the Retroactive Effective Date, with FCA’s assets and liabilities being recorded only as from the Effective Time, in accordance with the reverse acquisition merger treatment described in Clauses 7.2 and 7.3 above.
8.2Any obligations in respect of the preparation and approval of the annual accounts of PSA as from the Effective Time will rest upon FCA by operation of Law.
8.3For French tax purposes and unless requested otherwise by the French tax authorities, the FCA French PE will prepare financial information according to French GAAP (the “FCA French PE Accounts”). In this respect, all of the assets and liabilities of PSA will be registered in the FCA French PE Accounts as from the Retroactive Effective Date based on the net book value ascribed to such assets and liabilities in the 2020 PSA Statutory Accounts at the Retroactive Effective Date. As provided under Clause 2.3, all of the profits and losses derived from the transactions realized by PSA during the period starting as from the Retroactive Effective Date will be registered in the FCA French PE Accounts. For information purposes, the 2019 PSA Statutory Accounts are set out in Schedule 3 of this Merger Proposal.
9DESIGNATION AND VALUE OF THE TRANSFERRED ASSETS AND ASSUMED LIABILITIES
9.1Designation of the transferred assets and liabilities
(a)At the Effective Time, all of the assets and liabilities of PSA (without limitation) shall be legally transferred to FCA and allocated to the FCA French PE.
(b)The description of the assets and liabilities to be legally transferred to FCA as a result of the Merger is included in this Merger Proposal for information purposes only and based solely on the PSA accounts. This description is not exhaustive as the Merger will result in a transfer by universal succession of title to all the assets and liabilities of PSA to FCA as of the Effective Time.
(c)The transferred assets and assumed liabilities comprise, without limitation, all tangible and non-tangible assets and liabilities, including contractual relationships and legal interests of any kind, receivables and liabilities, and future and contingent receivables and liabilities the legal basis for which already exists, irrespective of whether they are required to be recognized in the financial accounts or eligible for recognition or whether they are actually recognized or not, as at the Effective Time.
(d)The assets and liabilities to which reference is made in this Clause 9 reflect the assets and liabilities of PSA as of June 30, 2020. The parties are aware that, between June 30, 2020 and the Effective Time, the information contained in this Clause 9 may become wrong or incomplete as certain assets or liabilities may be transferred, acquired, settled, or the like. For the avoidance of doubt, without payment of additional consideration, PSA will also transfer to FCA such assets and liabilities which were added to or arose until the Effective Time, and, similarly, PSA will not transfer to FCA any assets or liabilities that no longer exist as of the Effective Time.
9.2Legally transferred assets
(a)The assets of PSA will be legally transferred to FCA at the Effective Time and will be recorded as of the Retroactive Effective Date in the Dutch Statutory Accounts as provided for under Clause 7.3(a).
(b)The total definitive value of the transferred assets will be determined on the basis of the PSA statutory accounts as at December 31, 2020 prepared in accordance with Combination 3.

(c)On the basis of the Provisional Accounts, the provisional book value of the transferred assets of PSA amounts to EUR 24,826 million:

Assets	ASSETS (in million euros)
Intangible assets	0.10
Tangible fixed assets	23.84
Equity method investments*	17,286.05
*Automotive	14,168.30
Cancellation of deferred tax assets as a result of the tax group integration	-1,902.93
Automotive equipement	1,778.21
Financing activities	3,200.96
Others*	41.53
Other non-current financial assets	2.37
Other non-current assets	26.23
Total non-current assets	17,338.59
Loans and receivables - finance companies	0.01
Trade receivables	71.70
Current taxes	85.11
Deferred tax assets	928.06
Operating assets	1,084.88
Current financial assets	304.40
Cash and cash equivalents	6,097.99
Total current assets	7,487.26

TOTAL ASSETS	24,825.85

(d)For the avoidance of doubt, should any assets not be mentioned in the Merger Proposal as a result of any error or omission, those assets shall nonetheless be deemed to be the property of FCA and shall be rightfully transferred to FCA without adjustment of the Exchange Ratio.
9.3Legally transferred liabilities
(a)The liabilities of PSA will be legally transferred to FCA at the Effective Time and will be recorded as of the Retroactive Effective Date in the Dutch Statutory Accounts as provided for under Clause 7.3(a).
(b)The total definitive value of the transferred liabilities will be determined on the basis of the PSA statutory accounts as at December 31, 2020 prepared in accordance with Combination 3.

(c)On the basis of the Provisional Accounts, the provisional book value of the transferred liabilities of PSA amounts to EUR 5,242 million:

LIABILITIES (in million euros)
Non-current financial liabilities	4,030.75
Other non-current liabilities	7.61
Non-current provisions	25.35
Total non-current liabilities	4,063.71
Current provisions	13.47
Trade payable	77.46
Current taxes	80.75
Other payables	526.79
Operating liabilities	698.46
Current financial liabilities	479.50
Total current liabilities	1,177.96

TOTAL LIABILITIES	5,241.67

(d)For the avoidance of doubt, the provisions in this Merger Proposal pursuant to which the liabilities of PSA shall be borne by FCA shall not be deemed to be an acknowledgement of debt in favour of any creditors who shall continue to be required to prove their rights and to justify their entitlements and the relevant amounts.
For the avoidance of doubt, should any liabilities (or any over or under provisioning) not be mentioned in this Merger Proposal as a result of any error or omission, those liabilities shall nonetheless be deemed to be the property of FCA and shall be rightfully transferred to FCA without adjustment of the Exchange Ratio.
9.4Net asset value of the assets and liabilities transferred by PSA to FCA
(a)The value of the net asset of PSA legally transferred to FCA shall be equal to the difference between the definitive value of the transferred assets referred to in Clause 9.2(b) and the definitive value of the transferred liabilities referred to in Clause 9.3(b).
(b)Based on the Provisional Accounts, the provisional book value of PSA net asset to be transferred to FCA as a result of the Merger is equal to EUR 19,584 million, i.e. the excess of:
(i)the provisional book value of the transferred assets (EUR 24,826 million); over
(ii)the provisional book value of the transferred liabilities (EUR 5,242 million).
Given that the exact amount of the definitive value of PSA net asset will only be known after the Effective Time and in the absence of a guarantee as to the definitive value of PSA net asset legally transferred to FCA, it has been decided, by common agreement of the Merging Companies, that the provisional net asset book value retained for the purpose of the Merger will be equal to the net asset book value based on the Provisional Accounts (i.e. EUR 19,584 million) to which a 10% discount will be applied. Therefore, the provisional net asset value retained for the purpose of the Merger will be equal to EUR 17,625.76 million.
10GOODWILL AND DISTRIBUTABLE RESERVES
The Merger has the following impact on the amounts of goodwill and the distributable reserves in the balance sheet of FCA:
(a)Goodwill
A goodwill will be recorded at the Effective Time in the Dutch Statutory Accounts equal to the difference between (i) the value of FCA’s equity resulting from the application of the Exchange Ratio to the market value of the PSA Ordinary Shares and (ii) the fair value of FCA’s assets and liabilities at the Effective Time. Any goodwill that PSA has in its balance sheet immediately prior to the Effective Time will also become goodwill of FCA at the Effective Time, taking into account such adjustments referred to under clause 7.3(a) above.
(b)Distributable reserves
As a result of the Merger, the distributable reserves (vrij uitkeerbare reserves) of FCA will reflect the difference between (i) the total equity of PSA (adjusted as referred under clause 7.3(a) above) increased by the net asset of FCA acquired in the Merger (as set out in clauses 7.2 and 7.3 above) and (ii) the legal reserves that FCA must maintain pursuant to Dutch law and its articles of association, which is expected to result in an increase of distributable reserves compared to FCA's current distributable reserves.
11OTHER TRANSACTIONS TO BE COMPLETED PRIOR TO THE CLOSING
11.1In addition to the Merger, FCA and PSA also envisage that the following transactions will be implemented between the publication of this Merger Proposal and Closing:
(a)FCA intends to make a cash distribution of EUR 2.9 billion (the "FCA Dividend") to be declared prior to the Closing;
(b)FCA and PSA have agreed that PSA will review with the PSA Managing Board and the PSA Supervisory Board and FCA will review with the FCA Board of Directors a potential distribution of EUR 500 million to be paid by each Merging Company to its shareholders prior to the Closing, but solely if such distribution is paid by both Merging Companies, or, in the alternative, a potential cash distribution of EUR 1.0 billion to be paid by FCA to its shareholders following the Closing; and
(c)pursuant to a share repurchase agreement dated as of December 17, 2019 (the “Share Repurchase Agreement”), Dongfeng Motor (Hong-Kong) International Co., Limited (“Dongfeng”) had agreed to sell, and PSA has agreed to buy, 30.7 million PSA Ordinary Shares prior to the Closing (and any PSA Ordinary Shares so acquired would be cancelled) or, if the Merger had not yet occurred, by December 31, 2020. In connection with the amendment by the Merging Companies of the Combination Agreement on September 14, 2020, (1) pursuant to the terms of the Share Repurchase Agreement, PSA purchased 10 million PSA Ordinary Shares from Dongfeng on September 23, 2020 through an off-market transaction as part of PSA’s share buyback program at a price of EUR 16.385 per PSA Ordinary Share, which represents a total purchase price of EUR 163,850,000 (excluding costs), and those PSA Ordinary Shares were cancelled after the settlement of the transaction on September 25, 2020, and (2) PSA and Dongfeng have agreed to amend the Share Repurchase Agreement to provide that if Dongfeng does not exercise its right to sell to PSA the additional 20.7 million PSA Ordinary Shares covered by the Share Repurchase Agreement by the earlier of December 31, 2020 and the Effective Time, Dongfeng is required to sell such PSA Ordinary Shares (or the corresponding number of FCA Common Shares after having applied the Exchange Ratio, following the Merger) to third parties by December 31, 2022.
11.2The transactions listed in this Clause 11 will not have any impact on the Exchange Ratio and do not constitute conditions precedent to the completion of the Merger.
12ENTITLEMENT TO PROFITS
The shareholders of PSA will be entitled to share in the profits of FCA, commencing on the day of the Effective Time. The New FCA Common Shares allotted pursuant to the Merger will rank pari passu in all respects with all other FCA Common Shares issued and outstanding at the Effective Time. For the avoidance of doubt, the shareholders of PSA will not be entitled to share in the FCA Dividend.
13MERGER CONDITIONS
13.1The completion of the Merger is subject to the prior satisfaction or, to the extent permitted by applicable Law, the waiver, in whole or in part, of the conditions precedent set forth in the Combination Agreement (the "Merger Conditions"). These Merger Conditions include:
FCA shareholder approvals

(a)the extraordinary meeting of FCA shareholders having adopted the following resolutions:
(i)the approval of this Merger Proposal (i.e. the resolution to merge);
(ii)the appointment of the new members of the FCA Board of Directors, effective as from the Governance Effective Time;
(iii)the waiver of setting up and negotiating with a special negotiating body for employee participation on the FCA Board of Directors, pursuant to Dutch Law;
(iv)an amendment of FCA's articles of association to increase the authorized share capital of FCA as from the Effective Time;
(v)an amendment of FCA's articles of association to implement the new governance structure of FCA effective as from the Governance Effective Time;
(vi)the adoption of the terms and conditions of the special voting shares of FCA (the “Stellantis Special Voting Shares”) which will be effective as from the Governance Effective Time;
(vii)any other actions required by applicable Law and the organizational documents of FCA to be approved by the holders of FCA Common Shares to implement the Combination and the other transactions contemplated by the Combination Agreement;
PSA shareholder approvals

(b)the extraordinary meeting of PSA shareholders and the special meeting of PSA shareholders entitled to double voting rights having adopted the following resolutions:
(i)the approval of this Merger Proposal, effective as from the Effective Time;
(ii)the removal of the double voting rights attached to certain PSA Ordinary Shares, effective as from the Effective Time;
(iii)any other actions required by applicable Law and the organizational documents of PSA to be approved by the holders of PSA Ordinary Shares to implement the Combination and the other transactions contemplated by the Combination Agreement;
Exchange listings
(c)the FCA Common Shares (including the FCA Common Shares to be allotted to the holders of the PSA Ordinary Shares in connection with the Merger) shall have been authorized for listing on Euronext Paris, the NYSE, and the MTA;
Registration Statement and Admission Prospectus
(d)the Registration Statement shall have been declared effective by the SEC under the Securities Act, and shall not be the subject of any stop order suspending the effectiveness of the Registration Statement. All necessary Consents of the AFM with respect to the Admission Prospectus shall have been obtained, and the AFM, upon request of FCA, shall have validly provided notice of the Admission Prospectus (as well as of a translation into Italian and French of the summary of the Admission Prospectus, to the extent required by applicable Laws) to each of the AMF, the Commissione Nazionale per le Società e la Borsa and the European Securities and Markets Authority pursuant to Article 25 of the Regulation (EU) 2017/1129 of the European Parliament and the Council of June 14, 2017;
Competition Approvals and other approvals
(e)all waiting periods (and any extension thereof) in connection with the Competition Approvals shall have expired or been terminated and (to the extent applicable) all of the Competition Approvals shall have been granted, and shall be in full force and effect;
(f)there shall have been obtained or made the Consents (other than (i) the Competition Approvals that are governed by Clause 13.1(e) above and (ii) such Consents, including competition clearances other than the Competition Approvals, for which the failure to be obtained or made would not, individually or in the aggregate, have a Substantial Detriment) of any Governmental Entity required of PSA, FCA or any of their respective Subsidiaries to consummate the Transactions and such Consents shall (1) have been obtained on terms that, individually or in the aggregate, would not reasonably be expected to have a Substantial Detriment, and (2) be in full force and effect;
ECB Clearance
(g)the ECB Clearance shall have been obtained;

Pre-combination certificates / creditor opposition
(h)the Pre-Combination Certificate shall have been issued;
(i)no opposition should have been validly filed by creditors in accordance with Article 2:316(2) DCC or any opposition having been withdrawn, resolved or lifted by an enforceable court order by the relevant court of the Netherlands;
No injunctions or restraints
(j)no Governmental Entity having jurisdiction over the Merging Companies or their respective businesses or assets shall have enacted, issued, promulgated, enforced or entered any Law that prohibits or makes illegal the consummation of the Combination or the other Transactions but only to the extent failure to comply with such prohibition(s) or decision(s), individually or in the aggregate, would reasonably be expected to have a Substantial Detriment; and
No Material Adverse Effect
(k)no Material Adverse Effect shall have occurred with respect to the other Merging Company prior to the Closing which continues to exist as of the Closing, provided that this Merger Condition may be waived in writing only by FCA in the event of a Material Adverse Effect with respect to PSA and only by PSA in the event of a Material Adverse Effect with respect to FCA.
13.2The Boards or any duly authorized officer will have all necessary powers to acknowledge the fulfilment or waiver, as the case may be, of the Merger Conditions and shall confirm in writing to each other the fulfilment or waiver, as the case may be, of the Merger Conditions.
13.3According to Article 2:318 DCC, the Merger must be effectuated within six (6) months after the announcement of the publication of this Merger Proposal in a Dutch national daily newspaper or, if at the end of this six (6) month period the implementation of the Merger would not be allowed due to a filed creditor opposition, within one month after such opposition has been withdrawn, resolved or lifted by an enforceable court order by the relevant court of the Netherlands. If this period lapses without the Merger becoming effective, the Merging Companies may opt to publish a new merger proposal in accordance with applicable Laws and procedures.
14LEGAL EFFECTS OF THE MERGER
14.1At the Effective Time:
(a)all assets and liabilities of PSA (without limitation) will be transferred to FCA by universal succession of title and FCA will be automatically subrogated in all of the rights and obligations of PSA resulting from any contract or commitment, of whatever nature;
(b)each holder of PSA Ordinary Shares (excluding Excluded PSA Shares) will receive 1.742 New FCA Common Shares for each PSA Ordinary Share, subject to the terms and conditions set out in this Merger Proposal;
(c)PSA will be dissolved without going into liquidation;

(d)all legal proceedings pending by or against PSA, including any proceedings that are initiated between the execution date of this Merger Proposal and the Effective Time, will be continued with the substitution of FCA for PSA as a party;
(e)unless otherwise provided therein, every contract, agreement or instrument to which PSA is a party will become a contract, agreement or instrument between FCA and the counterparty with the same rights and subject to the same obligations, liabilities and incidents (including rights of set-off), as would have been applicable thereto if that contract, agreement or instrument had continued in force between PSA and the counterparty, and any money due and owing (or payable) by or to PSA under or by virtue of any such contract, agreement or instrument shall become due and owing (or payable) by or to FCA instead of PSA;
(f)every contract, agreement or instrument to which PSA is a party shall, notwithstanding anything to the contrary contained in that contract, agreement or instrument, be construed and have effect as if:
•FCA had been a party thereto instead of PSA;
•for any reference (however worded and whether express or implied) to PSA there were substituted a reference to FCA; and
•any reference (however worded and whether express or implied) to the directors, officers, representatives or employees of PSA, or any of them, were, respectively, a reference to the directors, officers, representatives or employees of FCA or to such director, officer, representative or employee of FCA as FCA nominates for that purpose or, in default of nomination, to the director, officer, representative or employee of FCA who corresponds as nearly as may be to the first-mentioned director, officer, representative or employee;
(g)an offer or invitation to treat made to or by PSA before the Effective Time will be construed and have effect, respectively, as an offer or invitation to treat made to or by FCA; and
(h)any agreements entered into between PSA and FCA shall, as a result of this Merger, be automatically terminated at the Effective Time; however, unless otherwise provided therein, any agreements to which any third party is also a party shall continue to apply with FCA as a party.
14.2FCA shall accept the assets and liabilities transferred in the context of the Merger in their existing condition as of the Effective Time without any right to make any claim.
15ARTICLES OF ASSOCIATION AND TERMS AND CONDITIONS OF THE SPECIAL VOTING SHARES
15.1FCA's articles of association in effect on the date of this Merger Proposal are attached as Schedule 7 to this Merger Proposal.
15.2Upon the Effective Time, FCA will amend its articles of association to increase the authorized share capital of FCA as from the Effective Time. A draft of FCA's articles of association as they will read from the Effective Time is attached to this Merger Proposal as Schedule 8.
15.3Upon the Governance Effective Time, FCA will further amend its articles of association, as a result of which, inter alia, the statutory name of FCA will become "Stellantis N.V.". A draft of FCA's articles of association as they will read from the Governance Effective Time is attached to this Merger Proposal as Schedule 9 (the "Final Articles of Association"). It is also envisaged that upon the Governance

Effective Time, the revised terms and conditions of the Stellantis Special Voting Shares become effective, substantially in the form attached as Schedule 10.
16SPECIAL RIGHTS
16.1All PSA Ordinary Shares rank pari passu and, other than the holders of PSA Equity Warrants and the PSA Performance Shares, there are neither natural persons nor legal entities which other than as shareholder have special rights as referred to in Article 2:320 in conjunction with Article 2:312(2)(c) DCC and Article R. 236-14, 5° FCC towards PSA such as a right to receive a distribution of profits or to acquire shares, as a result of which no rights or compensatory payments as referred to in the above mentioned sections shall have to be granted.
16.2For the avoidance of doubt, the PSA Ordinary Shares to which are attached double voting rights will be exchanged on the basis of the Exchange Ratio in the same way as PSA Ordinary Shares to which is attached one voting right per PSA Ordinary Share.
16.3Save as disclosed in this Merger Proposal with respect to the PSA Equity Warrants, PSA has not issued any equity or equity linked securities other than PSA Ordinary Shares and accordingly no measures are proposed under the Merger concerning holders of any such securities.
16.4Subject to Clause 17 of this Merger Proposal, no shares or securities will be allotted by FCA pursuant to the Merger other than the New FCA Common Shares. The New FCA Common Shares will rank pari passu with each other and with all FCA Common Shares and no special rights or restrictions will apply to any of the New FCA Common Shares to be allotted pursuant to the Merger.
17PSA EQUITY WARRANTS AND PSA PERFORMANCE SHARES
17.1At the Effective Time, each of the 39,727,324 outstanding equity warrants giving entitlement to subscribe for PSA Ordinary Shares, on the basis of one PSA Ordinary Share for one equity warrant, at an exercise price of EUR 1.00 per PSA Ordinary Share, between July 31, 2022 and July 31, 2026 (the "PSA Equity Warrants"), shall, except to the extent they have been cancelled prior to the Effective Time, automatically and without any required action on the part of the holder thereof, cease to represent an equity warrant giving entitlement to subscribe PSA Ordinary Shares and shall be converted into one (1) equity warrant giving entitlement to subscribe a number of FCA Common Shares equal to the exercise ratio of the PSA Equity Warrant in effect immediately prior to the Effective Time, multiplied by the Exchange Ratio (a "FCA Equity Warrant"), at an exercise price per FCA Equity Warrant equal to EUR 1.00. Except as specifically set forth above, following the Effective Time, each such FCA Equity Warrant shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to such PSA Equity Warrant immediately prior to the Effective Time. For information purposes, the terms and conditions of the PSA Equity Warrants are set out in Schedule 11 of this Merger Proposal.
17.2At the Effective Time, each outstanding equity incentive award with respect to PSA Ordinary Shares that is subject to performance conditions, vesting or other restrictions under the PSA Share Plans (a "PSA Performance Share") will, automatically and without any required action on the part of the holder of such award, be converted into restricted share unit awards with respect to FCA Common Shares ("FCA RSUs"). Each FCA RSU will represent the right to receive one FCA Common Share. The number of FCA RSUs into which a PSA Performance Share award is converted will equal the product of the number of PSA Ordinary Shares underlying such equity incentive award and the Exchange Ratio (with the number of FCA RSUs to be received by each holder to be rounded down to the nearest whole number without any cash compensation paid or due to such holder). In determining the number of PSA Ordinary Shares underlying an equity incentive award subject to performance conditions, the PSA Managing Board, subject to the approval of the PSA Supervisory Board, will examine whether performance conditions should be deemed satisfied or not (and, as the case may be, if such performance conditions are satisfied in full or in part) prior to the Effective Time. Following the Effective Time, each such FCA RSU will continue to be governed by the same terms and conditions (including service-based vesting terms, but not, subject to the abovementioned decision, performance-based vesting terms) as were applicable to the relevant PSA Performance Share immediately prior to the Effective Time.
18BENEFITS
18.1No members of the Boards or the PSA Supervisory Board will be granted any special advantages in connection with the Merger, except as disclosed below:
FCA
(a)Under FCA’s Equity Incentive Plan certain changes in role following the closing of the Merger (including no longer serving as a member of the FCA Board of Directors) entitle plan participants to a qualifying termination of employment, with accelerated vesting of all outstanding awards under the plan and severance payments as contemplated by their employment agreement as applicable. With respect to Michael Manley, FCA’s Chief Executive Officer, such entitlements have been replaced with the right to receive a cash retention award, payable on a specified date after completion of the Merger upon the satisfaction of certain conditions. Mr. Manley’s entitlement will (1) replace, effective as of the consummation of the Merger, Mr. Manley’s outstanding FCA performance share units and FCA restricted share units, with such portion of the retention award calculated based on the value of such awards at the closing of the Merger, (2) replace certain other severance rights, with such portion of the retention award equal to one times Mr. Manley’s annual base salary, and (3) provide Mr. Manley a recognition award with a value equivalent to approximately five times his annual base salary. In addition Mr. Manley will be entitled to certain facilitations regarding the purchase of vehicles manufactured by FCA. Mr. Manley will also be subject to a non-competition covenant and non-solicitation of employees covenant, which continue for two years and three years, respectively, following any termination of his employment. With respect to Richard Palmer, FCA’s Chief Financial Officer, the above mentioned entitlements have been replaced with the right to receive a cash retention award, payable on a specified date after completion of the Merger upon satisfaction of certain conditions. Mr. Palmer’s entitlement will (1) replace, effective as of the consummation of the Merger, Mr. Palmer’s outstanding FCA performance share units and FCA restricted share units, with such portion of the retention award calculated based on the value of such awards at the closing of the Merger, (2) replace certain other severance rights, with such portion of the retention award equal to two times Mr. Palmer’s annual base salary, and (3) provide Mr. Palmer a recognition award of with a value equivalent to approximately two times his annual base salary. Mr. Palmer would also be subject to a non-competition covenant and non-solicitation of employees covenant, which continue for two years and three years, respectively, following any termination of his employment.
PSA
(a)Carlos Tavares, Chairman of the PSA Management Board, is eligible to receive a cash retention bonus in relation to the period between the initial announcement of the transaction and the completion of the Merger equivalent to one year of base salary.
(b)Olivier Bourges, Member of the PSA Management Board, is eligible to receive a cash retention bonus in relation to the period between the initial announcement of the transaction and the completion of the Merger equivalent to one year of base salary.

(c)Maxime Picat, Member of the PSA Management Board, is eligible to receive a cash retention bonus payable in two equal installments, one installment payable upon the completion of the Merger and the other installment payable on the first anniversary of the completion of the Merger equivalent to one year of base salary.
(d)Michael Lohscheller, Member of the PSA Management Board, is eligible to receive a cash retention bonus payable in two equal installments, one installment payable upon the completion of the Merger and the other installment payable on the first anniversary of the completion of the Merger equivalent to one year of base salary.
19CONTINUATION OF ACTIVITIES
It is intended that the activities of PSA shall be continued by FCA as set forth in Clause 2.4.
20THE LIKELY EFFECTS OF THE MERGER ON EMPLOYMENT
Effect on PSA’s employees
20.1In accordance with Article L. 1224-1 of the French Labor Code, all employment contracts in force immediately prior to the Effective Time between PSA and its employees shall be transferred to the FCA French PE by operation of Law at the Effective Time.
Effect on FCA’s employees
20.2The Merger has no consequences for the employees of FCA.
21ARRANGEMENTS WITH REGARD TO EMPLOYEE PARTICIPATION
21.1Pursuant to the Combination Agreement, the Merging Companies have agreed that both the general meeting of FCA and the general meeting of PSA shall vote, in accordance with applicable Law, to waive the setting up of and negotiation with the special negotiating body and to be subject to the standard rules for employee participation on the FCA Board of Directors as applied under Dutch Law and as reflected in the Final Articles of Association. The parties hereby acknowledge that the general meeting of PSA held on June 25, 2020 adopted a resolution to that effect.
21.2The general meeting of PSA held on June 25, 2020 adopted a resolution amending Article 10 I – B) of the PSA by-laws relating to the rules applicable to the appointment of employee representatives at PSA Supervisory Board, so that in particular, the total number of PSA Supervisory Board members above which it is required to appoint two (2) employee representatives rather than one (1) at the PSA Supervisory Board be lowered from twelve (12) to eight (8), in accordance with the provisions of Article L. 225-79-2 FCC as amended on May 22, 2019.
22WORKS COUNCIL AND TRADE UNION
As required under applicable Laws, prior to the execution of this Merger Proposal, the competent works councils and employee representative bodies within the PSA Group, including the works council (Comité social et économique) of PSA, have been informed about and consulted with in respect of the Merger and the last opinion required from said works councils was obtained on 8 November 2019. The positive opinion of PSA’s works council is attached as Schedule 12.

23TAX PROVISIONS
23.1The Merger will qualify as a merger in accordance with the provisions of the directive (EU) 2017/1132 of the European Parliament and of the Council of June 14, 2017 relating to certain aspects of company Law, and in accordance with Article 210-0 A of the French Code Général des Impôts (the "French Tax Code") (enacting the provisions of the aforementioned directive).
In France
Retroactivity
23.2As indicated in Clause 2.3 above, the Merging Companies have agreed that the Merger will enter into effect retroactively as from the Retroactive Effective Date. Consequently, the profits or losses of PSA since the Retroactive Effective Date will be included in the taxable income of the FCA French PE.
Corporate income tax
23.3Pursuant to the provisions of Articles 210-0 A and 210 C, 2 of the French Tax Code, FCA and PSA agree to carry out the Merger for French tax purposes under the preferential tax regime provided under Article 210 A of the French Tax Code with respect to French corporate income tax.
23.4PSA represents that it is tax resident in France and subject to French corporate income tax. FCA represents that (i) the FCA French PE is subject to corporate income tax in France and (ii) the FCA French PE has been established since December 11, 2019.
23.5FCA hereby undertakes, to the extent applicable, to fulfil all conditions provided by Articles 210 A and 210 C, 2 of the French Tax Code, including to:
(a)record for French tax purposes all the assets and liabilities received in the Merger in the balance sheet of the FCA French PE, as from the Retroactive Effective Date along with all the off-balance undertakings of PSA that will be transferred to FCA;
(b)record as liabilities in the FCA French PE Accounts:
(i)any reserves or provisions recorded by PSA and subject to deferred taxation and which do not become irrelevant by virtue of the Merger; and
(ii)the special reserve for long term capital gain, which were previously subject to tax at a reduced rate, recorded in the 2020 PSA Statutory Accounts.
(c)procure that the FCA French PE shall substitute itself for PSA with respect to the recapture of any income the taxation of which has been deferred at the level of PSA;
(d)compute capital gains or losses recognized by the FCA French PE in case of subsequent sale of non-depreciable fixed assets received under the Merger by reference to the fiscal value the said non-depreciable assets had in the accounts of PSA;
(e)recapture in the FCA French PE’s taxable income, under the conditions set forth in Article 210 A, 3, d, of the French Tax Code, the capital gains recognized, as the case may be, by PSA on its depreciable assets as a consequence of this Merger. This undertaking includes the obligation to tax immediately, if and when one of the transferred depreciable assets is disposed of, the portion of the capital gains related to this asset which may not yet have been recaptured at the date of said disposal;

(f)either record in the FCA French PE Accounts, assets, other than fixed assets transferred, for the value they had for tax purposes in the 2020 PSA Statutory Accounts, or, failing that, include in the FCA French PE’s taxable income of the financial year of the Merger the profit corresponding to the difference between the fair market value of these items and the value they had, for tax purposes, in the 2020 PSA Statutory Accounts; and
(g)record in the FCA French PE Accounts all the accounting entries related to the assets transferred under the Merger, and distinguish the original value of the assets from depreciations and reserves and proceed with the computation of the depreciation expenses related to the assets transferred in the context of the Merger on the basis of the original value that said assets had in the 2020 PSA Statutory Accounts.
23.6FCA undertakes to file, on behalf of PSA, if required, (i) within forty-five days as from the first publication of the Merger in a French legal gazette, a statement of discontinuance of business, pursuant to Article 201 of the French Tax Code, and (ii) within sixty days as from the same date, a tax return pursuant to Article 201,3 of the French Tax Code, together with a statement of the tax values of the contributed assets benefiting from a tax deferral, provided by Article 54 septies-I of the French Tax Code and Article 38 quindecies of the Appendix III of the French Tax Code, drawn up according to the model provided by the French tax authorities.
23.7FCA also undertakes to hold and keep at the disposal of the French tax authorities the special register in accordance with the provisions of Article 54 septies-II of the French Tax Code.
23.8Pursuant to Article 210-0 A, IV of the French Tax Code and in compliance with the provisions of Article 46 quater-0 ZS ter of the Appendix III of the French Tax Code, the specific return required to assess the reasons and consequences of the Merger will have to be filed within the same timeframe as the tax return mentioned in Clause 23.6 above.
French tax consolidated group
23.9The Merger will result in the termination of the tax consolidated group currently headed by PSA (the "PSA Tax Consolidated Group") as of December 31, 2020.
23.10Due to the fact that the Merger would come into effect for French tax Law as from the Retroactive Effective Date, FCA intends to apply the provisions of Article 223 L, 6, c of the French Tax Code that enable the FCA French PE to form a new tax consolidated group with the Subsidiaries of the former PSA Tax Consolidated Group as from the Retroactive Effective Date.
Transfer of tax losses carried forward
23.11The parties have filed a tax ruling request pursuant to Article 223-I-6 of the French Tax Code (under the conditions provided for in such article and in Article 1649 nonies of the French Tax Code) in order to benefit from the transfer of the PSA Tax Consolidated Group’s net operating losses and will opt for the possibility to offset these losses on a broader basis (so called “imputation sur une base élargie”), pursuant to the provisions of Article 223-I-5 of the French Tax Code.
Registration fees and financial transaction tax
23.12The parties declare that the Merger will be subject to the favourable regime provided by Articles 816 of the French Tax Code and 301-B of Appendix II of the French Tax Code. As a result, the contribution resulting from the Merger will be registered within the month of its date of completion without any registration fee in accordance with Article 816 of the French Tax Code.
23.13The Merger will not be subject to the financial transaction tax pursuant to Article 235 ter ZD, II, 5° of the French Tax Code.
VAT
23.14FCA and PSA represent that the Merger entails the contribution of a universality of assets (universalité de biens) between Persons subject to VAT as defined by Article 257 bis of the French Tax Code and Articles 19 and 29 of Council Directive 2006/112/EC of November 28, 2006 on the common system of value added tax. As a result, for VAT purposes, FCA, through the FCA French PE, will be treated as continuing the Person of PSA and will replace PSA in all its rights and obligations.
23.15Therefore, pursuant to Article 257 bis of the French Tax Code, the Merger will be exempt from VAT.
23.16PSA will transfer to FCA any VAT credit available at the Effective Time.
23.17The FCA French PE shall, as the case may be, proceed with the VAT deduction right adjustments provided under Articles 206 and 207 of Appendix II of the French Tax Code that should have been made by PSA had PSA continued its operation of the assets and liabilities transferred.
23.18Pursuant to Article 287-5. c) of the French Tax Code, the FCA French PE will include the total amount (net of tax) of the contribution under the Merger on the line “Other non-taxable transactions” of its next VAT return following the Effective Time.
Other Taxes
23.19With respect to all other taxes, imposts, duties or other charges of any nature whatsoever, FCA will succeed to the rights and obligations of PSA.
23.20In particular, FCA undertakes to replace PSA in its entirety with respect to (i) the payment of any such taxes or charges, and (ii) the filing of any tax returns relating to the computation and the payment of any taxes, for which PSA remains liable on or prior to the Effective Time.
Prior transactions
23.21The FCA French PE will benefit or will assume any tax undertakings that may have been previously entered into by PSA in connection with previous transactions that benefited from a favourable tax regime, including without limitation in respect of registration fees, corporate income tax and/or VAT.
More generally and as from the Retroactive Effective Date, FCA undertakes to procure that the FCA French PE shall assume and shall substitute itself for PSA for the performance of all the tax undertakings and tax obligations related to the assets and liabilities transferred in the Merger.

In Italy
FCA Italian PE

23.22The Merger will not result in any asset or liability being transferred out of the FCA Italian PE, which will continue to carry out, without interruption, the activities that were carried out by the FCA Italian PE prior to the Effective Time.
24CORPORATE APPROVALS
24.1The FCA Board of Directors approved the Merger Proposal at a duly convened meeting held on October 23, 2020.
24.2The PSA Managing Board approved the Merger Proposal at a duly convened meeting held on October 27, 2020.
24.3The PSA Supervisory Board approved the Merger Proposal at a duly convened meeting held on October 27, 2020.
24.4The articles of association of the Merging Companies do not contain any specific provision in respect of the approval of the resolution to merge. However, pursuant to Articles 2:317(1) DCC and L. 236-9 FCC, it will be proposed to the extraordinary general meeting of FCA, the extraordinary general meeting of PSA and the special meeting of PSA shareholders entitled to double voting rights, respectively, to resolve upon the Merger in accordance with this Merger Proposal.
24.5The Merger Proposal will be signed by all members of the FCA Board of Directors and the Chairman of the PSA Managing Board.
25REPORTS OF THE BOARDS
25.1The FCA Board of Directors prepared a report in accordance with Articles 2:313(1) and 2:327 DCC and the PSA Managing Board prepared a report in accordance with Articles L. 236-27 and R. 236-16 FCC, both explaining among other things the legal, social and economic aspects of the Merger as well as the methods for determining the Exchange Ratio (the "Reports of the Boards").
25.2The Reports of the Boards will be made available on FCA's website: www.fcagroup.com, PSA's website: www.groupe-psa.com, and will be made available for inspection at the offices of the Merging Companies for those Persons that are entitled to inspect them in accordance with the Laws of the Netherlands and France.
26INDEPENDENT EXPERT REPORTS
26.1In accordance with Article 2:328 DCC, the FCA Board of Directors has appointed Flynth Audit B.V., represented by Mr. Hendrik Koetje, to examine the Merger Proposal and to issue the report referred to in Article 2:328(1) DCC.
26.2Flynth Audit B.V. has been appointed to issue a second report to FCA, in accordance with Article 2:328(2) DCC. Such report of Flynth Audit B.V. is attached to the report of the FCA Board of Directors.
26.3In accordance with Articles L. 236-10 and R. 236-6 (in conjunction with R. 225-7) FCC, Mr. Olivier Péronnet, whose office is located at 14 rue de Bassano, 75116 Paris, has been appointed, upon the request of PSA, pursuant to a ruling issued by the President of the Commercial Court of Nanterre on 11

February 2020, for the purposes of preparing a report on the fairness of the Exchange Ratio and a report assessing the value of the net assets transferred by PSA to FCA.
26.4The FCA and the PSA independent expert reports will be made available by each of the Merging Companies in accordance with applicable Law.
26.5The merger appraiser referred to in Clause 26.1 will receive from FCA a fee which is anticipated to be EUR 40,750.
26.6The merger appraiser referred to in Clause 26.3 will receive from PSA a fee which is anticipated to be between EUR 800,000 and EUR 1,000,000.
26.7Except as set out in Clauses 26.5 and 26.6 of the Merger Proposal, the merger appraisers referred to in Clauses 26.1 and 26.3 have not received, and it is not intended that they will receive, any amount, benefit or other special advantage in connection with the Merger.
27RESTRICTIONS IMPOSED BY LAW
The terms of this Merger Proposal shall be subject to any prohibition or condition imposed by Law.

28SEVERABILITY
28.1The provisions of the Merger Proposal shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Merger Proposal is invalid or unenforceable, a suitable provision shall be substituted therefor in order to carry out, so far as may not affect the interests of the Merging Companies, as applicable, the intent and purpose of such invalid or unenforceable provision or portion thereof.
28.2In connection with Clauses 27 and 28.1, specific reference is made to Clause 2.3 which should - from a legal perspective - be construed as a contractual arrangement between the Merging Companies, without superseding applicable Dutch Law.
29CONFLICT
In the event of any conflict between the terms and conditions of this Merger Proposal, on the one hand, and the terms and conditions of the Combination Agreement, on the other hand, the terms and conditions of this Merger Proposal shall prevail.

30DELEGATION OF AUTHORITY
30.1FCA and PSA hereby authorise their respective directors and officers to take such steps (including, but not limited to, drawing up confirmations, additions or alterations, taking steps to fulfil formalities, making declarations and effecting publications) as they shall, in their discretion, consider necessary or appropriate to further and complete the Merger.
30.2FCA and PSA hereby authorise the holder of an original or a certified copy of the Merger Proposal to exercise such formalities as shall be necessary or appropriate to facilitate the Merger.
31APPLICABLE LAW – JURISDICTION
31.1For all matters not mandatorily applicable to the Law applicable to PSA (i.e. French Law), the Merger Proposal shall be governed by, and interpreted in accordance with, Dutch Law.
31.2Any dispute between the parties as to the validity, interpretation or performance of the Merger Proposal shall be submitted to the exclusive jurisdiction of the courts of the Netherlands.
32DEFINED TERMS
32.1     In this Merger Proposal, the following terms shall have the following meanings, unless the context otherwise requires:

"2019 PSA Statutory Accounts" has the meaning ascribed to it in Clause 7.1(a);
"2020 PSA Statutory Accounts" means the PSA statutory accounts as at December 31, 2020 as prepared under French GAAP;
"Admission Prospectus" means the prospectus to be approved by the AFM for the application for listing and admission to trading on the MTA of the New FCA Common Shares and on Euronext Paris of the FCA Common Shares and New FCA Common Shares;

"AFM" means the Netherlands authority for the financial markets;
"AMF" means the French authority for the financial markets;
"Boards" means, collectively, the FCA Board of Directors and the PSA Managing Board;
"Borsa Italiana" means Borsa Italiana S.p.A.;
"Cede & Co" means Cede & Co., the nominee of DTC;
"Closing" or "Closing Date" means the day on which a Dutch civil law notary executes the Dutch notarial deed of cross-border merger to effect the Merger;
"Combination" shall have the meaning ascribed to in recital (A);
"Combination 3" shall have the meaning ascribed to in Clause 7.3(a);
"Combination Agreement" shall have the meaning ascribed to in recital (A);
"Combined Group" means, collectively, following the Effective Time, FCA and its Subsidiaries and Non-Consolidated Ventures;

"Competition Approvals" means, collectively, (i) approval or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, (ii) approval under the EUMR or the relevant national competition authorities in the European Union in the event of referral of all or any part of the Combination pursuant to Article 9 of the EUMR, and (iii) the merger control or competition law approvals in the following jurisdictions: the Federative Republic of Brazil, the Republic of Chile, the United States of Mexico, the People’s Republic of China, Japan, the Republic of India, the Republic of South Africa, Kingdom of Morocco, Israel, the Swiss Confederation, Ukraine, the Russian Federation, the Republic of Serbia, the Republic of Turkey, the United Kingdom (in the event that the UK Competition and Markets Authority considers that the approval of the Combination under the EUMR does not apply with respect to the United Kingdom), and, if prior to Closing the antitrust pre-merger approval in the Argentine Republic is mandatory so that the consummation of the Combination without the prior approval of the Argentine Antitrust Authority would breach the Argentina Antitrust Law, the Argentine Republic;

"Consents" means, collectively, all consents, registrations, approvals, authorizations and other Permits (including the Competition Approvals) necessary to be obtained (if any) in order to consummate the Combination and the other Transactions;

"DCC" means the Dutch Civil Code;
“Dongfeng” shall have the meaning ascribed to it in Clause 11.1(c);
"DTC" means The Depository Trust Company;
''Dutch Statutory Accounts'' shall have the meaning ascribed to it in Clause 7.3;
"ECB Clearance" the approval of the Transactions from the European Central Bank (including as a result of the expiration of the applicable waiting periods);
"Effective Time" shall have the meaning ascribed to it in Clause 2.2;
"EUMR" means Council Regulation (EC) 139/2004 of the European Union;
"Exchange Ratio" shall have the meaning ascribed to it in Clause 6.1(a);
"Excluded PSA Shares" shall have the meaning ascribed to it in Clause 6.2;
"FCA Board of Directors" means the board of directors of FCA;
"FCA Common Shares" means ordinary shares of FCA with a nominal value of EUR 0.01 each;
"FCA Dividend" shall have the meaning ascribed to it in Clause 11.1(a);
"FCA Equity Warrant" shall have the meaning ascribed to it in Clause 17.1;
"FCA French PE" shall have the meaning ascribed to it in Clause 2.4;
''FCA French PE Accounts'' shall have the meaning ascribed to it in Clause 8.3;
"FCA Group" means FCA and its Subsidiaries and its Non-Consolidated Ventures, taken as a whole;

“FCA Italian PE” shall have the meaning ascribed to it in Clause 2.4;
''FCA RSUs'' shall have the meaning ascribed to it in Clause 17.2;
"FCA Special Voting Shares" means special voting shares of FCA with a nominal value of EUR 0.01 each;
"FCC" means French Commercial Code;
"Final Articles of Association" shall have the meaning ascribed to it in Clause 15.3;
"French GAAP" shall have the meaning ascribed to it in Clause 7.1(a);
"French Tax Code" shall have the meaning ascribed to it in Clause 23.1;
"Governance Effective Time" means 01:00 a.m. Central European Time on the first day after the day in which the Effective Time occurs, unless a later time or date is mutually agreed upon in writing by PSA and FCA;

"Governmental Entity" means any governmental or regulatory authority, agency, commission or body, any court, or any other governmental or regulatory entity, whether French, Dutch, Italian, U.S., European, national or supra-national, state or local, including Regulatory Authorities;

"IFRS" means International Financial Reporting Standards as adopted by the EU;
"Law" means any supra-national, national, federal, state or local law, constitution, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, writ, franchise, variance, exemption, approval, license or permit in force in the Netherlands, France, Italy, the U.S. or elsewhere, together with applicable treaty or directive, unless explicitly stated otherwise;

"Material Adverse Effect" on FCA or PSA, as applicable, means any facts, circumstances, changes, events or developments (including any material worsenings of any existing fact, circumstance or event) that, individually or in the aggregate, materially adversely affect (or is reasonably likely to materially adversely affect) the business, financial condition or results of operations, taken as a whole, of the FCA Group or the PSA Group (or in each case the Combined Group), respectively;

provided that the following, alone or in combination, shall not in and of itself or themselves constitute a Material Adverse Effect:
(A) any change or development in general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case in any jurisdiction;

(B) any change or development affecting the global automotive industry generally;
(C) any change or development to the extent resulting from any failure of the FCA Group, the PSA Group or the Combined Group, respectively, to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect);
(D) any change in the market price, credit rating (with respect to such party or its securities) or trading volume of such party’s securities (it being understood that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect);
(E) any change in applicable Law, regulation or IFRS (or any authoritative interpretation thereof) of general applicability;
(F) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared) or terrorism, or any escalation or worsening of any such acts of war or terrorism threatened or underway as of the date of this Agreement; or

(G) any hurricane, tornado, flood, earthquake or other weather or natural disaster;

provided, further, that, with respect to clauses (A), (B), (E), (F) and (G), such change or development shall be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably likely to occur to the extent (and only to the extent) it disproportionately affects the FCA Group or the PSA Group (or in each case the Combined Group), respectively;

"Merger" shall have the meaning ascribed to it in Clause 2.1;
"Merger Conditions" shall have the meaning ascribed to it in Clause 13.1;
''Merger Proposal'' means the common draft terms of the Merger;
''Merging Companies'' means FCA and PSA;
''Merging Company'' means FCA or PSA;
"MTA" means the Mercato Telematico Azionario, organized and managed by Borsa Italiana;

"New FCA Common Shares" means the FCA Common Shares issued and allotted by FCA pursuant to the Merger as further described in Clause 6 this Merger Proposal;
"Non-Consolidated Ventures" means, as to FCA or PSA, the entities that are accounted for in the consolidated financial statement of the relevant Merging Company by the equity method or as joint operations and recognized in proportion to the share of assets, liabilities, revenue and expenses controlled by the relevant Merging Company;

"NYSE" means the New York Stock Exchange;
"Permits" means, collectively, the permits, registrations, licenses, filings, notices, reports, franchises, variances, classifications, qualifications, exemptions, orders and other authorizations, consents and approvals;

"Person" means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or Self-Regulatory Organization or other entity of any kind or nature;

"Pre-Combination Certificate" means a “pre-merger” certificate (such certificate being the attestation de conformité pursuant to Articles L. 236-29 and R. 236-17 FCC) from the Clerk of the Commercial Court of Versailles (greffe du Tribunal de Commerce de Versailles) attesting to the proper completion of the pre-Merger acts and formalities under French Law;

"Provisional Accounts" means a simplified balance sheet of PSA as at June 30, 2020 prepared in accordance with Combination 3;
"PSA Equity Warrants" shall have the meaning ascribed to it in Clause 17.1;
"PSA Group" means PSA and its Subsidiaries and its Non-Consolidated Ventures, taken as a whole;
"PSA Managing Board" means the managing board of PSA;
"PSA Ordinary Shares" means ordinary shares of PSA with a nominal value of EUR 1.00 each;
''PSA Performance Share'' has the meaning ascribed to it in Clause 17.2;
"PSA Share Plans” means (i) the PSA Performance Share Plan of June 2, 2016, (ii) the PSA Performance Share Plan of April 10, 2017, (iii) the PSA Performance Share Plan of April 9,2018, (iv) the PSA Performance Share Plan of May 20, 2019, (v) the PSA Performance Share Plan of May 11, 2020 and (vi) any similar performance share plan implemented prior to the Closing in accordance with the Combination Agreement;

"PSA Supervisory Board" means the supervisory board of PSA;
"PSA Tax Consolidated Group" shall have the meaning ascribed to it in Clause 23.9;
"Registration Statement" means the registration statement on Form F-4 (together with any supplements or amendments thereto) to register the offer and sale of the FCA Common Shares pursuant to the Merger;

"Regulatory Authority" means any and all relevant Dutch, French, Italian, U.S., European Union and other regulatory agencies or authorities, in each case only to the extent that such agency or authority has authority and jurisdiction in the particular context;

"Reports of the Boards" shall have the meaning ascribed to it in Clause 25.1;
"Retroactive Effective Date" shall have the meaning ascribed to it in Clause 2.3;
"Schedule" means a schedule to this Merger Proposal;
"SEC" means the U.S. Securities and Exchange Commission;
"Securities Act" means the Securities Act of 1933, as amended, and rules and regulations promulgated thereunder;
"Self-Regulatory Organization" means any Dutch, French, Italian, U.S. or other jurisdiction’s commission, board, agency or body that is not a Governmental Entity but is charged with the supervision or regulation of brokers, dealers, securities underwriting or trading, stock exchanges, commodities exchanges, electronic communication networks, insurance companies or agents, investment companies or investment advisers, including the NYSE, Euronext Paris and the MTA;

“Share Repurchase Agreement” shall have the meaning ascribed to it in Clause 11.1(c);
“Stellantis Special Voting Shares'' shall have the meaning ascribed to it in Clause 13.1(a)(vi);
''Subsidiary'' means, with respect to any Person, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled (including within the meaning of article L. 233-3, I and II of the FCC) by such Person or by one or more of its respective Subsidiaries (including a subsidiary (dochtermaatschappij) within the meaning of Article 2:24a DCC);

"Substantial Detriment" means, individually or in the aggregate, a material adverse impact (or is reasonably likely to have a material adverse impact) on the value of the Combined Group after the Closing (taking into account FCA’s and PSA’s contemplated plans for combining their businesses after the Closing and the value reasonably expected to be realized in connection with the Combination) or the imposition (or the reasonably likely imposition) of criminal penalties or sanctions; and

"Transactions" means the Merger and the FCA Dividend.
SCHEDULES
33.1The following documents are attached to this Merger Proposal:
(a)Schedule 1: Composition of the FCA Board of Directors at the Effective Time;
(b)Schedule 2: Draft of the regulations of the FCA Board of Directors;
(c)Schedule 3: PSA’s individual statutory accounts as at December 31, 2019;
(d)Schedule 4: PSA's consolidated accounts as at June 30, 2020;
(e)Schedule 5: FCA's consolidated accounts as at December 31, 2019;

(f)Schedule 6: FCA's interim consolidated accounts as at June 30, 2020;
(g)Schedule 7: Current text of the FCA articles of association;
(h)Schedule 8: Proposed text of the FCA articles of association at the Effective Time;
(i)Schedule 9: Proposed text of the FCA (to be renamed Stellantis N.V.) articles of association at the Governance Effective Time;
(j)Schedule 10: Draft of the proposed Terms & Conditions of the Stellantis Special Voting Shares at the Governance Effective Time;
(k)Schedule 11: The terms and conditions of the PSA Equity Warrants;
(l)Schedule 12: Positive opinion of PSA's works council.

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(SIGNATURE PAGES FOLLOW)

The board of directors of Fiat Chrysler Automobiles N.V.

	/s/ John Elkann		/s/ Michael Manley
Name:	John Elkann	Name:	Michael Manley
Title:	Executive director and Chairman	Title:	Executive director and Chief Executive Officer

	/s/ Richard K. Palmer		/s/ John Abbott
Name:	Richard K. Palmer	Name:	John Abbott
Title:	Executive director and Chief Financial Officer	Title:	Non-executive director

	/s/ Andrea Agnelli		/s/ Tiberto Brandolini d'Adda
Name:	Andrea Agnelli	Name:	Tiberto Brandolini d'Adda
Title:	Non-executive director	Title:	Non-executive director

	/s/ Glenn Earle		/s/ Valerie A. Mars
Name:	Glenn Earle	Name:	Valerie A. Mars
Title:	Non-executive director	Title:	Non-executive director

	/s/ Ronald L. Thompson		/s/ Michelangelo A. Volpi
Name:	Ronald L. Thompson	Name:	Michelangelo A. Volpi
Title:	Non-executive director	Title:	Non-executive director

	/s/ Patience Wheatcroft		/s/ Ermenegildo Zegna
Name:	Patience Wheatcroft	Name:	Ermenegildo Zegna
Title:	Non-executive director	Title:	Non-executive director

The Chairman of the managing board of Peugeot S.A.

/s/ Carlos Tavares
Name:	Carlos Tavares